GAMA COMPUTER CORPORATION
                                   Galeana 22
                       Hermosillo, Sonora Mexico CP 83260

                          Commission File No.: 1-16187

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                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


This Information Statement (the "Information Statement") is being mailed on or about July 27, 2001, to the holders of record on July 27, 2001, of the shares of the common stock, $0.0001 par value (the "Common Stock") of Gama Computer Corporation (the "Company"). It is being furnished in connection with the election of a certain designee to the Board of Directors of the Company (the "Designee").

On July 20, 2001, the Company's affiliate shareholder, Pedro Villagran Garcia (the "Seller") and Andrew Hromyk (the "Buyer"), entered into a Stock Purchase Agreement (the "Agreement"). The Agreement provides for Buyer to acquire 6,487,500 shares of the Company's outstanding common stock held by the Seller (the "Transaction") in exchange for $85,000, consisting of the forgiveness of a Debt which the Seller owes to the Buyer of $75,000 and a deposit made by the Buyer of $10,000. Additionally, pursuant to a provision of the Agreement of the same date, the Buyer promised to assume and discharge all of the accounts payable and liabilities of the Company owed in the amount of $37,863. The Seller also agreed to terminate the Seller's option which was granted on September 30, 2000 to acquire an aggregate of up to 200,000 shares of the Company's outstanding common stock at a price of USD$0.25 per share.

The Company's board of directors and the Buyer has agreed to elect Mr. Andrew Hromyk (the "Designee") to the Board of Directors of the Company when the Transaction closes (the "Closing"), effective on or about August 6, 2001. At the same time, Mr. Villagran Garcia has agreed to resign. The Closing of the Transaction is expected to occur on or about August 6, 2001. The Closing will result in a change of control. If the Transaction is not completed, no change in control will occur.

No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designee to the Board and the resignation of Mr. Villagran Garcia as the Company's sole director at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

The principal executive office of the Company is currently located at Galeana 22, Hermosillo, Sonora Mexico CP 83260. Upon completion of the Transaction, the principal office of the Company will be located at Suite 215 - 2438 Marine Drive, West Vancouver, BC V7V 1L2.

COMMON STOCK

The shares of Common Stock are the only class of voting securities of the Company outstanding. They are each entitled to one vote. As of July 25, 2001, there were 8,411,137 shares of Common Stock outstanding. After the closing of the Transaction, there will be 8,411,137 shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEE

The Board of Directors of the Company currently consists of one (1) member. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Transaction closes, the current director of the Company will resign and shall name the Designee to the Board as their successor. The Designee has agreed to act as a director.

The Designee may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock, who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designee will thereafter constitute the Company's Board of Directors.

DESIGNEE

The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designee:

NAME                    AGE                POSITION

Andrew Hromyk            35                Director, President

Mr. Hromyk will serve as a director and president of the Company.

Since November 1993, Mr. Hromyk has been the President of Century Capital Management Ltd., a financial and business consulting firm located in Vancouver, British Columbia. From 1984 through 1989, Mr. Hromyk studied Economics at the University of Hawaii and the University of British Columbia.

During the past five years, Mr. Hromyk has held positions from time to time in various other public and private companies. These companies have been engaged in a variety of industries including, telecommunications, software development, environmental remediation, natural resource exploration, cleaning supplies distribution and entertainment. Some of Mr. Hromyk's positions were also in holding companies. In each of these companies, Mr. Hromyk has served as director and provided financial direction and strategic guidance.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is

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

elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers are set forth below.

(a)  Identity of our current director and executive officer.

NAME                                AGE              POSITION                       DIRECTOR SINCE

Pedro Villagran Garcia              32               President, Director                June 1998

(b)  Business experience of directors and executive officers.

Pedro Villagran Garcia has been the Company's President and a director since June 1998. Between 1992 and 1993 Mr. Villagran was the purchasing manager for Aeromexico's commuter airline, "Areolitoral." Between 1993 and 1994 Mr. Villagran was the manager in charge of the Airline Revenue Enhancement Department of Areolitoral. Since October 1995 Mr. Villagran has been the Vice President of Farallon Resources, Ltd. a corporation engaged in the exploration for precious metals.

Other than as set forth herein, there are no agreements or understandings for the Company's officers or directors to resign at the request of another person, and the Company's officers and directors are not acting on behalf of or will act at the discretion of any other person.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended December 31, 2000, the Board of Directors held no meetings and did not act by written consent.

Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees of the Company. The Company has been advised that the Designee will not be a full-time employee of the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION


                           Annual Compensation                                  Long Term Compensation

(a)                        (b)      (c)     (d)      (e)                        (f)              (g)

Name and                   Year     Salary  Bonus    Other                      Restricted       Securities
Principal                           ($)     ($)      Annual                     Stock            Underlying/
Position                                             Compensation               Awards           Options
                                                     ($)                        ($)              (#)
Pedro Villagran            2000     $20,500                                                      200,000
Garcia, President

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


COMPENSATION OF DIRECTORS

During the fiscal year ending December 31, 2000, other than as described herein, no other officer or director received any type of compensation from our Company for serving as such. No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

The Board of Directors has terminated all bonus or incentive plans, no plans currently in effect, nor are there presently any understandings in place concerning additional compensation to the Company's officers and directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of July 26, 2001 by (i) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a Group and (II) the Common Stock of the Company to be beneficially owned as of the date of the Closing by (i) owners of more than 5% of the Company's Common Stock and (ii) all officers and directors of the Company individually and as a Group.

I.       PRIOR TO CLOSING OF THE TRANSACTION:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

NAME AND ADDRESS                  AMOUNT AND NATURE                   PERCENT OF
OF BENEFICIAL OWNER               OF BENEFICIAL OWNER                   CLASS

Pedro Villagran Garcia                 7,210,550                         85.7%
Galeana 22
Hermosillo, Sonora Mexico
CP 83260

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

NAME AND ADDRESS                  AMOUNT AND NATURE                   PERCENT OF
OF BENEFICIAL OWNER               OF BENEFICIAL OWNER                    CLASS

Pedro Villagran Garcia                 7,210,550                        85.7%
Galeana 22
Hermosillo, Sonora Mexico
CP 83260

All Officers and Directors
as a Group (1 person).                 7,210,550                        85.7%

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

II.      SUBSEQUENT TO CLOSING OF THE TRANSACTION:

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person known to our Company to be the beneficial owner of more than five percent (5%) of our Company's Common Stock:

NAME AND ADDRESS                  AMOUNT AND NATURE                   PERCENT OF
OF BENEFICIAL OWNER               OF BENEFICIAL OWNER                    CLASS

Andrew Hromyk                          6,487,500                        77.1%
Suite 215, 2438 Marine Drive
West Vancouver, BC  V7V 1L2

Pedro Villagran Garcia                   723,050                         8.6%
Galeana 22
Hermosillo, Sonora Mexico
CP 83260

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

NAME AND ADDRESS                  AMOUNT AND NATURE                   PERCENT OF
OF BENEFICIAL OWNER               OF BENEFICIAL OWNER                    CLASS

Andrew Hromyk                          6,487,500                        77.1%
Suite 215, 2438 Marine Drive
West Vancouver, BC  V7V 1L2

All Officers and Directors
as a Group (1 person)                  6,487,500                        77.1%

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the best knowledge of the Company, no Reporting Person was delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the provisions of the Agreement, the Buyer is expected to acquire an aggregate of 6,487,500 out of the 8,411,137 shares of the Company's outstanding common stock from the Seller and therefore they will be deemed to control the Company. The Designee has advised the Company that it is his intention that, subsequent to the Transaction, the Company will engage in efforts to seek to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development

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

stage business (the "Target Business") which desires to employ the Company to become a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). Prior to such time, the Designee does not intend for the Company to engage in any substantive commercial business or other business operations. At this time, the Company cannot assure that this will occur as contemplated.

Since May, 2000, Gracia Pacheco Pablo, has made loans to the Company secured by promissory notes bearing interest at the prime rate plus two percent (2%) adjusted quarterly. On the date of Closing, the aggregate value of the principal and interest on such loans is expected to approximate $37,863.

Other than with respect to this Transaction, and the transaction described above, during the last two years, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated: July 27, 2001

GAMA COMPUTER CORPORATION


/s/ Pedro Villagran Garcia
--------------------------
Pedro Villagran Garcia
Director



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